FORM 27
MATERIAL CHANGE REPORT

SECTION 75(2) OF SECURITIES ACT (ONTARIO),
SECTION 84(1)(b) OF THE SECURITIES ACT (SASKATCHEWAN),
SECTION 118(1) OF SECURITIES ACT (ALBERTA),
SECTION 67(1) OF SECURITIES ACT (BRITISH COLUMBIA),
SECTION 81(2) OF THE SECURITIES ACT (NOVA SCOTIA),
SECTION 76(2) OF SECURITIES ACT (NEWFOUNDLAND).

Item One - Reporting Issuer

NovaGold Resources Inc.
PO Box 49215, Four Bentall Centre
#3454 – 1055 Dunsmuir Street
Vancouver BC V7X 1K8

Item Two - Date of Material Change

July 3, 2003

Item Three - Press Release

The attached press release was issued in Vancouver, British Columbia.

Item Four - Summary of Material Change

On July 3, 2003, NovaGold Resources Inc. announced that the SpectrumGold organization had been finalized and exploration programs had been initiated. NovaGold also announced that development work was on-track at three of its key projects. The appointment of a new director to the board was also announced.

Item Five - Full Description of Material Change

On July 3, 2003, NovaGold Resources Inc. announced that the SpectrumGold organization had been finalized and exploration programs had been initiated. NovaGold also announced that development work was on-track at three of its key projects. The appointment of a new director to the board was also announced.

The organization of a new early stage exploration company to be focused in Western Canada called SpectrumGold Inc. has been completed. SpectrumGold will be operated by the NovaGold Management Team and NovaGold is the largest shareholder of the new company with current ownership and management control of over 50% of the issued shares. SpectrumGold acquired NovaGold’s early stage Yukon exploration properties, the mineral assets in British Columbia previously held by Quest Capital Corporation (formerly Viceroy Resource Corporation) and an option on the exploration rights to the Brewery Creek Mine indirectly held by Quest Capital. In addition to the property acquisitions SpectrumGold has been initially funded with a total of C$2.85 million in cash with C$1.5 million contributed from the founding companies and management, and C$1.35 million from private investors held in escrow to be released upon and subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 14 million shares issued and is anticipated to have 17.4 million shares outstanding upon release of the funds to SpectrumGold from escrow.

The SpectrumGold exploration team is now in place and initial planning is underway for this season’s exploration including a drill program at the McQuesten gold project located in the Keno Hill Mining District outside of Mayo, Yukon. SpectrumGold will also be completing a major geologic compilation effort at the Brewery Creek property. Brewery Creek was a heap leach oxide gold mining operation and is located in the Dawson Mining District. Due to low gold prices and operational problems, the mine was forced to close down. However, the property consists of a 15 kilometer mineralized system with similar geologic characteristics to NovaGold’s 25 million ounce Donlin Creek project. The property has only been explored for near surface oxide gold and few holes were ever drilled to test the deeper sulfide mineralization. SpectrumGold will evaluate the potential for a multi-million ounce Donlin Creek style sulfide gold target. The company is currently reviewing additional exploration opportunities in Western Canada. Additional information on these projects will be released in the near future by SpectrumGold.

With SpectrumGold focused on early stage exploration in Western Canada, NovaGold will continue to advance the development of three million-plus-ounce advanced stage projects: Rock Creek, Nome Gold and Donlin Creek as part of the Company’s overall strategy to position itself as a mid-tier gold producer. Pre-Feasibility Studies for the Donlin and Rock Creek projects are underway and with continued favorable results, NovaGold’s three advanced stage projects will provide NovaGold with annual production of 450,000 to 600,000 ounces per year once fully developed.

An Independent Economic Assessment Study is currently in progress at the company's 100% owned Rock Creek Project and is anticipated to be complete by mid-summer 2003. Feasibility level in-fill drilling is anticipated to restart at Rock Creek by mid-July with 8,000 meters of drilling planned to be completed by fall 2003. Additional detailed information on the Rock Creek Project will be released later in July with updates to follow as drill results become available.

An engineering review is also underway at the company’s Nome Gold Project to look at restarting gold production on the project which has historically produced over 4 million ounces of gold.

NovaGold is also jointly developing the Donlin Creek Project with Placer Dome (NYSE/TSX:PDG) (currently 70% NovaGold/30% Placer Dome) now the largest known undeveloped gold deposit in North America. Placer Dome, as manager of the project, is proceeding with a Pre-Feasibility Study at Donlin Creek and NovaGold will continue to report on the progress of the Donlin project development over the coming months.

The Company is also pleased to announce the addition of a new member to the NovaGold

Management Team to support the company’s rapid growth track to become a mid-tier level producer. Mr. Douglas Brown joins NovaGold as Vice President Business Development, having spent the past 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to NovaGold a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown's positions within the Placer Dome Group included Vice President of Strategic Development, Director of Finance and Planning, Assistant Mine General Manager at the South Deep Gold Mine, and Manager of Corporate Finance.

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold with 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s recently released 2002 Annual Report and other information are available online at: www.novagold.net

Item Six - Reasons for Confidential Filing

Not Applicable.

Item Seven - Omitted Information

Not Applicable.

Item Eight - Senior Officer

Janice A. Stairs, Corporate Secretary, (902) 492-2013

Item Nine - Statement of Senior Officer

"The foregoing accurately discloses the material change referred to herein."

Executed this 10th day of July, 2003 at Halifax, Nova Scotia by Janice A. Stairs, Corporate Secretary.

Organization of SpectrumGold Completed

July 3, 2003, Vancouver – NovaGold Resources Inc.

Highlights

  SpectrumGold Organization Finalized and Exploration Programs Initiated.
  Development Work On-Track At Three Key NovaGold Projects.
  NovaGold Builds Management Team to Further Growth Strategy.

SpectrumGold Initiates Western Canadian Exploration Programs

The organization of a new early stage exploration company to be focused in Western Canada called SpectrumGold Inc. has been completed. SpectrumGold will be operated by the NovaGold Management Team and NovaGold is the largest shareholder of the new company with current ownership and management control of over 50% of the issued shares. SpectrumGold acquired NovaGold’s early stage Yukon exploration properties, the mineral assets in British Columbia previously held by Quest Capital Corporation (formerly Viceroy Resource Corporation) and an option on the exploration rights to the Brewery Creek Mine indirectly held by Quest Capital. In addition to the property acquisitions SpectrumGold has been initially funded with a total of C$2.85 million in cash with C$1.5 million contributed from the founding companies and management, and C$1.35 million from private investors held in escrow to be released upon and subject to listing SpectrumGold on a Canadian stock exchange. SpectrumGold currently has 14 million shares issued and is anticipated to have 17.4 million shares outstanding upon release of the funds to SpectrumGold from escrow.

The SpectrumGold exploration team is now in place and initial planning is underway for this season’s exploration including a drill program at the McQuesten gold project located in the Keno Hill Mining District outside of Mayo, Yukon. SpectrumGold will also be completing a major geologic compilation effort at the Brewery Creek property. Brewery Creek was a heap leach oxide gold mining operation and is located in the Dawson Mining District. Due to low gold prices and operational problems, the mine was forced to close down. However, the property consists of a 15 kilometer mineralized system with similar geologic characteristics to NovaGold’s 25 million ounce Donlin Creek project. The property has only been explored for near surface oxide gold and few holes were ever drilled to test the deeper sulfide mineralization. SpectrumGold will evaluate the potential for a multi-million ounce Donlin Creek style sulfide gold target. The company is currently reviewing additional exploration opportunities in Western Canada. Additional information on these projects will be released in the near future by SpectrumGold.

NovaGold Continues To Move Forward on Advanced Stage Projects

With SpectrumGold focused on early stage exploration in Western Canada, NovaGold will continue to advance the development of three million-plus-ounce advanced stage projects: Rock Creek, Nome Gold and Donlin Creek as part of the Company’s overall strategy to position itself as a mid-tier gold producer. Pre-Feasibility Studies for the Donlin and Rock Creek projects are underway and with continued favorable results, NovaGold’s three advanced stage projects will provide NovaGold with annual production of 450,000 to 600,000 ounces per year once fully developed.

An Independent Economic Assessment Study is currently in progress at the company's 100% owned Rock Creek Project and is anticipated to be complete by mid-summer 2003. Feasibility level in-fill drilling is anticipated to restart at Rock Creek by mid-July with 8,000 meters of drilling planned to be completed by fall 2003. Additional detailed information on the Rock Creek Project will be released later in July with updates to follow as drill results become available.

An engineering review is also underway at the company’s Nome Gold Project to look at restarting gold production on the project which has historically produced over 4 million ounces of gold.

NovaGold is also jointly developing the Donlin Creek Project with Placer Dome (NYSE/TSX:PDG) (currently 70% NovaGold/30% Placer Dome) now the largest known undeveloped gold deposit in North America. Placer Dome, as manager of the project, is proceeding with a Pre-Feasibility Study at Donlin Creek and NovaGold will continue to report on the progress of the Donlin project development over the coming months.

NovaGold Builds Management Team to Further Company’s Growth Strategy

The Company is also pleased to announce the addition of a new member to the NovaGold Management Team to support the company’s rapid growth track to become a mid-tier level producer. Mr. Douglas Brown joins NovaGold as Vice President Business Development, having spent the past 15 years as a senior executive in the mining industry. He has lived and worked in Chile, South Africa, Canada, Russia and the USA and brings to NovaGold a depth of experience in project evaluation, acquisitions, operations management and corporate finance. Mr. Brown holds a BSc in Mining Engineering and an MSc in Mineral Economics from the Colorado School of Mines. Prior to joining NovaGold, Mr. Brown's positions within the Placer Dome Group included Vice President of Strategic Development, Director of Finance and Planning, Assistant Mine General Manager at the South Deep Gold Mine, and Manager of Corporate Finance.

About NovaGold

NovaGold is a precious metals company focused on creation of value through the exploration and development of high quality mineral assets. NovaGold with 42.7 million shares outstanding is well financed, has no debt, and one of the largest unhedged gold resource bases of any junior gold company. The shares are listed on the Toronto Stock Exchange (symbol NRI). The Company’s recently released 2002 Annual Report and other information are available online at: www.novagold.net

For more information on NovaGold or SpectrumGold contact:

Greg Johnson, Vice President, Corporate Development
Phone (360) 766-7102
E-mail: Greg.Johnson@NovaGold.net

Don MacDonald, CA, Sr Vice President & CFO
(604) 669-6227 Toll Free 1-866-669-6227
E-mail: Don.MacDonald@NovaGold.net